Exhibit 99.2 ANNOUNCEMENTS FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a - 16 or 15d - 16 of The Securities Exchange Act of 1934 Announcements sent to the London Stock Exchange National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom Update - Routine announcements in the period to 17 July 2020

16 July 2020 National Grid plc ('National Grid' or 'Company') Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs’) This announcement is made in accordance with Article 19 of the EU Market Abuse Regulation (‘MAR’) and relates to the following Executive Directors and PDMRs being granted awards under the Company's Annual Performance Plan (APP) on 15 July 2020, which relates to a percentage of the award for 2019/20 being paid in shares, and which (after tax on the gross award) must be retained until the shareholding requirement is met, and in any event for two years after receipt. This award is subject to clawback and malus provisions. As reported in the Company’s 2019/20 Annual Report and Accounts, John Pettigrew will also donate 20% of his 2019/20 APP (net of tax) to a charity involved in the emergency COVID-19 response in the Company’s US service territories. For further details of the APP, please see the Company's 2019/20 Annual Report and Accounts. In accordance with MAR the relevant Financial Conduct Authority (‘FCA’) notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (“APP”) Ordinary shares were purchased in the market, which relates to 50% of the APP for 2019/20 being paid in shares. c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.808 15,794 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.07.15 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Jonathan Butterworth 2 Reason for the notification a) Position/status Managing Director, National Grid Ventures b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01

b) Nature of the transaction Under the National Grid plc Annual Performance Plan (“APP”) Ordinary shares were purchased in the market, which relates to 33.33% of the APP for 2019/20 being paid in shares. c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.808 2,764 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.07.15 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Doyle 2 Reason for the notification a) Position/status Chief Human Resources Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (“APP”) Ordinary shares were purchased in the market, which relates to 33.33% of the APP for 2019/20 being paid in shares. c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.808 5,189 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.07.15 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc

b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (“APP”) American Depositary Shares (ADS) were purchased in the market, which relates to 33.33% of the APP for 2019/20 being paid in shares. c) Price(s) and volume(s) Price(s) Volume(s) USD 55.020 2,139 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.07.15 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay 2 Reason for the notification a) Position/status Group General Counsel & Company Secretary b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (“APP”) Ordinary shares were purchased in the market, which relates to 33.33% of the APP for 2019/20 being paid in shares. c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.808 4,521 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.07.15 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Badar Khan 2 Reason for the notification a) Position/status President, National Grid US b) Initial notification Initial notification /Amendment

3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 636274409 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (“APP”) American Depositary Shares (ADS) were purchased in the market, which relates to 33.33% of the APP for 2019/20 being paid in shares. c) Price(s) and volume(s) Price(s) Volume(s) USD 55.020 2,567 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.07.15 f) Place of the transaction Outside of a Trading Venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive

b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (“APP”) Ordinary shares were purchased in the market, which relates to 40% of the APP for 2019/20 being paid in shares. c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.808 21,591 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.07.15 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification

a) Position/status Executive Director, UK b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (“APP”) Ordinary shares were purchased in the market, which relates to 50% of the APP for 2019/20 being paid in shares. c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.808 11,634 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.07.15 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated

a) Name Barney Wyld 2 Reason for the notification a) Position/status Group Corporate Affairs Director b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Under the National Grid plc Annual Performance Plan (“APP”) Ordinary shares were purchased in the market, which relates to 33.3% of the APP for 2019/20 being paid in shares. c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.808 3,497 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.07.15 f) Place of the transaction London Stock Exchange (XLON)

08 July 2020 National Grid plc ('National Grid' or 'Company') Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs’) This announcement is made in accordance with Article 19 of the EU Market Abuse Regulation (‘MAR’) and relates to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. In accordance with MAR the relevant Financial Conduct Authority (‘FCA’) notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.0669 17 d) Aggregated information

- Aggregated volume - Price e) Date of the transaction 2020.07.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Jonathan Butterworth 2 Reason for the notification a) Position/status Managing Director, National Grid Ventures b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s)

GBP 9.0669 17 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.07.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay 2 Reason for the notification a) Position/status Group General Counsel & Company Secretary b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s)

Price(s) Volume(s) GBP 9.0669 13 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.07.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.0669 16 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.07.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status Executive Director, UK b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.0669 16 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.07.07 f) Place of the transaction London Stock Exchange (XLON)

7 July 2020

National Grid plc ('National Grid' or 'Company')

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from BlackRock, Inc. that its total interest in National Grid voting ordinary shares is as shown below.

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer <u>and</u> to the FCA in Microsoft Word format if possible)[i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	National Grid PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)	
Non-UK issuer	
2. Reason for the notification (please mark the appropriate box or boxes with an "X")	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments	
An event changing the breakdown of voting rights	
Other (please specify)[iii]:	
3. Details of person subject to the notification obligation[iv]	
Name	BlackRock, Inc.
City and country of registered office (if applicable)	Wilmington, DE, USA
4. Full name of shareholder(s) (if different from 3.)[v]	
Name	
City and country of registered office (if applicable)	
5. Date on which the threshold was crossed or reached[vi]:	06/07/2020
6. Date on which issuer notified (DD/MM/YYYY):	07/07/2020

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer[vii]
Resulting situation on the date on which threshold was crossed or reached	6.96%	0.08%	7.04%	3,510,165,110

Position of previous notification (if applicable)	3.74%	3.22%	6.97%	

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached[viii]				
A: Voting rights attached to shares				
Class/type of shares ISIN code (if possible)	Number of voting rights[ix]		% of voting rights	
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BDR05C01		244,413,054		6.96%
SUBTOTAL 8. A	244,413,054		6.96%	

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))				
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period[xi]	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending			2,763,284	0.07%
		SUBTOTAL 8. B 1	2,763,284	0.07%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))					
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period [xi]	Physical or cash settlement[xii]	Number of voting rights	% of voting rights
CFD			Cash	114,746	0.00%
			SUBTOTAL 8.B.2	114,746	0.00%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")	
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer[xiii]	
Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity[xiv] (please add additional rows as necessary)	X

Name[xv]	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
See Attachment			

10. In case of proxy voting, please identify:	
Name of the proxy holder	
The number and % of voting rights held	
The date until which the voting rights will be held	

11. Additional information[xvi]
BlackRock Regulatory Threshold Reporting Team James Michael 020 7743 3650

Place of completion	12 Throgmorton Avenue, London, EC2N 2DL, U.K.
Date of completion	07 July, 2020

This notice is in compliance with National Grid's obligations under the Disclosure and Transparency Rules.

Nick Ivory
Company Secretarial Assistant

Section 9 Attachment

Name[xv]	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Canada Holdings LP			
BlackRock Canada Holdings ULC			
BlackRock Asset Management Canada Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Australia Holdco Pty. Ltd.			
BlackRock Investment Management (Australia) Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock Holdco 4, LLC			
BlackRock Holdco 6, LLC

BlackRock Delaware Holdings Inc.			
BlackRock Institutional Trust Company, National Association			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock Investment Management (UK) Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock Advisors (UK) Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.

BlackRock Capital Holdings, Inc.			
BlackRock Advisors, LLC			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock Holdco 4, LLC			
BlackRock Holdco 6, LLC			
BlackRock Delaware Holdings Inc.			
BlackRock Fund Advisors			
BlackRock, Inc.			
Trident Merger, LLC			
BlackRock Investment Management, LLC			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock International Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.

BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock Investment Management (UK) Limited			
BlackRock Asset Management Deutschland AG			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock (Singapore) Holdco Pte. Ltd.			
BlackRock HK Holdco Limited			
BlackRock Lux Finco S.a.r.l.			
BlackRock Japan Holdings GK			
BlackRock Japan Co., Ltd.			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock (Singapore) Holdco Pte. Ltd.			
BlackRock HK Holdco Limited			
BlackRock Asset Management North Asia Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock (Netherlands) B.V.			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock (Singapore) Holdco Pte. Ltd.			
BlackRock (Singapore) Limited

2 July 2020 National Grid plc ('National Grid' or 'Company') Notification of Transaction of Person Discharging Managerial Responsibilities ('PDMR’) This announcement is made in accordance with Article 19 of the EU Market Abuse Regulation (‘MAR’) and relates to the National Grid US Employee Stock Purchase Plan (‘ESPP’) monthly purchase on behalf of a PDMR. In accordance with MAR the relevant FCA notification is set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument US 636274409 Identification code b) Nature of the transaction Monthly purchase of securities under the National Grid Employee Stock Purchase Plan c) Price(s) and volume(s) Price(s) Volume(s) $50.527145 36.779834 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2020.07.01 f) Place of the transaction Outside a trading venue

1 July 2020 National Grid plc (National Grid) Voting Rights and Capital Update National Grid's registered capital as at 30 June 2020 consisted of 3,780,237,016 ordinary shares, of which, 270,071,906 were held as treasury shares; leaving a balance of 3,510,165,110 shares with voting rights. The figure of 3,510,165,110 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules. Contact: Z Burnell, Company Secretarial Assistant, (0207 004 3227).

30 June 2020

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from BlackRock, Inc. that its total interest in National Grid voting ordinary shares is as shown below.

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)[i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	National Grid PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)	
Non-UK issuer	
2. Reason for the notification (please mark the appropriate box or boxes with an "X")	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments	
An event changing the breakdown of voting rights	
Other (please specify)[iii]:	
3. Details of person subject to the notification obligation[iv]	
Name	BlackRock, Inc.
City and country of registered office (if applicable)	Wilmington, DE, USA
4. Full name of shareholder(s) (if different from 3.)[v]	
Name	
City and country of registered office (if applicable)	
5. Date on which the threshold was crossed or reached[vi]:	29/06/2020
6. Date on which issuer notified (DD/MM/YYYY):	30/06/2020

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer[vii]
Resulting situation on the date on which threshold was crossed or reached	3.74%	3.22%	6.97%	3,510,026,623

Position of previous notification (if applicable)	6.78%	0.06%	6.85%	

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached[viii]				
A: Voting rights attached to shares				
Class/type of shares ISIN code (if possible)	Number of voting rights[ix]		% of voting rights	
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BDR05C01		131,519,800		3.74%
SUBTOTAL 8. A	131,519,800		3.74%	

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))				
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period[xi]	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending			113,212,275	3.22%
American Depository Receipt				
		SUBTOTAL 8. B 1	113,212,275	3.22%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))					
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period [xi]	Physical or cash settlement[xii]	Number of voting rights	% of voting rights
CFD			Cash	159,835	0.00%
			SUBTOTAL 8.B.2	159,835	0.00%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")	
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer[xiii]	
Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity[xiv] (please add additional rows as necessary)	X

Name[xv]	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
See Attachment			

10. In case of proxy voting, please identify:	
Name of the proxy holder	
The number and % of voting rights held	
The date until which the voting rights will be held	

11. Additional information[xvi]
BlackRock Regulatory Threshold Reporting Team Jana Blumenstein 020 7743 3650

Place of completion	12 Throgmorton Avenue, London, EC2N 2DL, U.K.
Date of completion	30 June, 2020

This notice is in compliance with National Grid's obligations under the Disclosure and Transparency Rules.

Zoë Burnell
Company Secretarial Assistant
020 7004 3227

Section 9 Attachment

Name[xv]	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock Holdco 4, LLC			
BlackRock Holdco 6, LLC			
BlackRock Delaware Holdings Inc.			
BlackRock Institutional Trust Company, National Association			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock Advisors (UK) Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock Investment Management (UK) Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Canada Holdings LP			
BlackRock Canada Holdings ULC			
BlackRock Asset Management Canada Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock International Limited

BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock (Singapore) Holdco Pte. Ltd.			
BlackRock (Singapore) Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock (Singapore) Holdco Pte. Ltd.			
BlackRock HK Holdco Limited			
BlackRock Lux Finco S.a.r.l.			
BlackRock Japan Holdings GK			
BlackRock Japan Co., Ltd.			
BlackRock, Inc.			
Trident Merger, LLC			
BlackRock Investment Management, LLC			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock Capital Holdings, Inc.			
BlackRock Advisors, LLC			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock Investment Management (UK) Limited			
BlackRock Asset Management Deutschland AG			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock Holdco 4, LLC			
BlackRock Holdco 6, LLC			
BlackRock Delaware Holdings Inc.			
BlackRock Fund Advisors			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Australia Holdco Pty. Ltd.			
BlackRock Investment Management (Australia) Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.			
BlackRock (Singapore) Holdco Pte. Ltd.			
BlackRock HK Holdco Limited			
BlackRock Asset Management North Asia Limited			
BlackRock, Inc.			
BlackRock Holdco 2, Inc.			
BlackRock Financial Management, Inc.			
BlackRock International Holdings, Inc.			
BR Jersey International Holdings L.P.			
BlackRock Holdco 3, LLC			
BlackRock Cayman 1 LP			
BlackRock Cayman West Bay Finco Limited			
BlackRock Cayman West Bay IV Limited			
BlackRock Group Limited			
BlackRock Finance Europe Limited			
BlackRock (Netherlands) B.V.